RECD S.E.C.

SEP 27 2002

1086

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS FORM SE IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02058092

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for September 27, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-40145
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED

OCT 01 2002

P

THOMSON FINANCIAL

NY1 5256901v1

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on September 27, 2002.

CWMBS, INC.

By: ______________________
Darren Bigby
Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by DEUTSCHE BANK SECURITIES INC.	4

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY DEUTSCHE BANK SECURITIES INC.

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2002-21
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2002-21

CWHL0221 - Price/Yield - A1

Price	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA
	Yield	Yield	Yield	Yield	Yield	Yield
101-06+	5.516	5.458	5.397	5.337	5.277	5.133
101-08+	5.504	5.444	5.381	5.318	5.256	5.107
101-10+	5.493	5.430	5.365	5.299	5.235	5.080
101-12+	5.481	5.416	5.348	5.281	5.214	5.053
101-14+	5.469	5.402	5.332	5.262	5.193	5.027
101-16+	5.457	5.388	5.316	5.243	5.172	5.000
101-18+	5.446	5.374	5.299	5.225	5.151	4.974
101-20+	5.434	5.360	5.283	5.206	5.130	4.947
101-22+	5.422	5.346	5.267	5.187	5.109	4.921
101-24+	5.411	5.332	5.250	5.169	5.088	4.894
101-26+	5.399	5.318	5.234	5.150	5.067	4.868
101-28+	5.387	5.304	5.218	5.132	5.046	4.842
101-30+	5.376	5.290	5.202	5.113	5.026	4.815
102-00+	5.364	5.276	5.186	5.095	5.005	4.789
102-02+	5.352	5.262	5.169	5.076	4.984	4.762
102-04+	5.341	5.248	5.153	5.058	4.963	4.736
102-06+	5.329	5.234	5.137	5.039	4.942	4.710
WAL	6.793	5.492	4.566	3.893	3.391	2.586
Mod Durn	5.231	4.387	3.762	3.290	2.927	2.312
Principal Window	Oct02 - Sep17	Oct02 - Sep17	Oct02 - Sep17	Oct02 - Sep17	Oct02 - Sep17	Oct02 - Sep17

Yield Curve	Mat	3MO	6MO	2YR	5YR	10YR	30YR	50YR
	Yld	1.638	1.610	1.910	2.755	3.690	4.680	5.785